UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 27, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $50,000,000 Capped & Floored Floating Rate Notes due November 27, 2016

•                  $5,000,000 Floored Floating Rate Notes due November 27, 2016

•                  $2,298,000 Callable Contingent Coupon Notes due November 26, 2015 Linked to the Common Stock of Microsoft Corporation

•                  $1,500,000 Autocallable Review Notes due December 9, 2014 Linked to Palladium

•                  $3,140,000 Leveraged Contingent Buffer Enhanced Notes due February 2, 2015 Linked to the Performance of WTI Crude

•                  $320,000 Callable Contingent Coupon Notes due May 26, 2016 Linked to the Common Stock of Facebook, Inc.

•                  $745,000 Callable Contingent Coupon Notes due November 27, 2015 Linked to the Common Stock of Facebook, Inc.

•                  $11,858,830 Contingent Income Auto-Callable Securities due November 28, 2016 Based on the Performance of the Common Stock of Broadcom Corporation

•                  $20,999,300 Contingent Income Auto-Callable Securities due November 28, 2014 Based on the Performance of the Common Stock of Terex Corporation

•                  $5,657,490 Contingent Income Auto-Callable Securities due November 28, 2016 Based on the Performance of the Common Stock of BlackRock, Inc.

•                  $2,000,000 Capped Market Plus Notes due May 28, 2015 Linked to the Common Stock of General Electric Company

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 27, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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